UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 6, 2022

(Date of Report (Date of earliest event reported))

370 Markets LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

8545 W. Warm Springs Road, Ste A4 #192 Las Vegas, NV	89113
(Address of principal executive offices)	(ZIP Code)

702.860.9650
(Registrant’s telephone number, including area code)

Series Holy Grail Shares, Series Silicon Valley Shares, Series Legacy Shares, Series Speedboat Shares, Series The Goats Shares, Series North Carolina Shares, Series Born and BRED Shares, Series Mamba Shares, Series Grammy Shares, Series Hova Shares, Series Kobe AJ Pack Shares, Series OG AF1 Pack Shares, Series 85 Boxed Jordan Shares, Series 85 AJ Colors Pack Shares, Series 85 Chicago B-Grade Shares, Series Off-White The Ten Shares, Series OVO Pack Shares, Series Air Yeezy 2 Collection Shares, Series UNDFTD AJ4 Shares, Series Nipsey AJ3 Shares, Series Usher Gold Pack Shares, Series Eminem AJ 4 Shares, Series Dr J Pack Shares, Series DJ AM Collection Shares, Series Music Box AF1 Shares, Series SB Mummy Dunk Shares, Series SB Strawberry Cough Shares, Series Dark Marina Blue Jordan 1 release Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On May 6, 2022, Matthew Hall resigned as a Director and from his positions as Chief Operating Officer, Principal Financial Officer and Principal Accounting Officer of 370 Markets, LLC d/b/a Rares Markets (the “Company”). Mr. Hall’s resignation from the Company was voluntary.

Kenneth Anand replaced Mr. Hall as Chief Operating Officer. A brief overview of Mr. Anand’s business experience is set forth below.

Kenneth Anand, Chief Operating Officer

Kenneth Anand became the Chief Operating Officer and General Counsel of the Company in May 2022. Prior to joining the Company, in 2020, Kenneth co-founded 3 8 0 Group, a fashion licensing company based in Los Angeles, New York, and Milan. 3 8 0 specializes in the manufacturing and distribution of premium apparel, footwear & fashion accessories. From 2017 to 2019, Kenneth was General Counsel & Head of Business Development at YEEZY Apparel, Kanye West’s sneaker and fashion house. Prior to YEEZY, Kenneth practiced law for over 15 years, advising companies, executives, and entrepreneurs in employment, intellectual property, and entertainment matters. Kenneth is also an award-winning author, law school professor, and co-creator of Sneaker Law: All You Need to Know About the Sneaker Business (published in 2021).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

370 MARKETS, LLC

By:	/s/ Gerome Sapp
Name:	Gerome Sapp
Title:	Chief Executive Officer

Date: September 6, 2022

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